J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 28, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Mastrianna

Celeste Murphy

Tracey Houser

Mary Mast

RE:	1Life Healthcare, Inc.

Registration Statement on Form S-1

File No. 333-235792

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of 1Life Healthcare, Inc. (the “Registrant”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 30, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant or its outside counsel, Cooley LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,000 copies of the Preliminary Prospectus, dated January 21, 2020, and included in the above-referenced Registration Statement, as amended, were distributed during the period from January 21, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC Acting on behalf of themselves and the several underwriters by: J.P. MORGAN SECURITIES LLC

by:	/s/ Ben Burdett
Name: Ben Burdett Title: Managing Director

by: MORGAN STANLEY & CO. LLC

by:	/s/ Danika Fry
Name: Danika Fry Title: Vice President

cc:	Matthew B. Hemington, Cooley LLP

John T. McKenna, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Donald K. Lang, Davis Polk & Wardwell LLP